Issuer Free Writing Prospectus dated January 15, 2013

Filed Pursuant to Rule 433

Registration No. 333-185658

(Relating to Preliminary Prospectus Supplement dated January 14, 2013)

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement (Registration No. 333-185658) and a preliminary prospectus supplement dated January 14, 2013 (together with the base prospectus dated December 21, 2012 set forth in the registration statement, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 866-803-9204; or Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 (telephone: 866-718-1649, email: prospectus@morganstanley.com). References herein to “we,” “us,” “our” and “Alnylam” refer to Alnylam Pharmaceuticals, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Alnylam Pharmaceuticals, Inc. (NASDAQ: ALNY)

Common stock offered in this offering	8,000,000 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 1,200,000 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Common stock to be outstanding after this offering	60,489,936 shares, based on 52,489,936 shares outstanding as of December 31, 2012, which excludes, as of that date:

• 8,931,583 shares of common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $15.71 per share; and

• an aggregate of 815,916 additional shares of common stock reserved for future issuance under our 2009 stock incentive plan, our 2004 stock incentive plan and our 2004 employee stock purchase plan.

Public offering price	$20.13 per share.

Net proceeds to Alnylam	$151.1 million (or approximately $173.8 million if the underwriters exercise in full their option to purchase additional shares from us), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution	Our net tangible book value at September 30, 2012 was approximately $177.0 million, or $3.38 per share. After giving effect to the sale of shares of common stock by us at the public offering price of $20.13 per share, less the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at September 30, 2012 would be $328.1 million, or $5.43 per share. This represents an immediate increase in net tangible book value of $2.05 per share to existing stockholders and an immediate dilution of $14.70 per share to investors in this offering.

Pricing date	January 15, 2013.

Expected Closing date	January 22, 2013.

Manager	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-managers	Deutsche Bank Securities Inc. Piper Jaffray & Co. Leerink Swann LLC Needham & Company, LLC JMP Securities LLC